EXHIBIT 21.1
List of Subsidiaries
Gray Television, Inc.
As of December 31, 2006

Name of Subsidiary	Jurisdiction of Incorporation
WVLT-TV, Inc.	Georgia
Gray Television Group, Inc.	Delaware
Gray Television Licensee, Inc.	Delaware
Gray Texas LLC	Delaware
Gray Texas LP	Delaware